HUHTAMAKI

TAKING PACKAGING FURTHER

04012761

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED FEB 10 2004 WASH. D.C. 155

February 3, 2004

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Release:

Results 2003
"Strong volume growth masked by weak dollar – profits down due to North America and non-recurring costs"

Yours sincerely,

Annemari Päiviö
Marketing Assistant

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dw 2/11

RESULTS 2003

HUHTAMAKI
TAKING PACKAGING FURTHER

STRONG VOLUME GROWTH MASKED BY WEAK DOLLAR - PROFITS DOWN DUE TO NORTH AMERICA AND NON-RECURRING COSTS

Huhtamaki's good volume growth momentum continued through the final quarter of 2003. Sales volumes were up by 4%. Currency translations depressed the reported figure by 6% and price/mix/other factors by a further 2%. Hence, reported net sales for the quarter amounted to EUR 504 million, 4% below prior. At EUR 23 million (-47%), the operating profit before amortization (EBITA) was affected by a weak result in North America and EUR 14 million of non-recurring costs.

At EUR 137 million, the full year EBITA reflects a number of issues, including persistent manufacturing problems in several units. A series of actions was undertaken in the third and fourth quarters to reduce manufacturing costs and improve productivity.

Operating cash flow was strong, both in the quarter (EUR 74 million vs. prior EUR 65 million) and for the full year (EUR 189 million vs. prior EUR 186 million).

Key figures

EUR million	Q4 2003	Change y-o-y, %	Q1-Q4 2003	Change y-o-y, %
Net sales	504	-4	2,108	-6
EBITA	23	-47	137	-37
EBITA margin %	4.6	-	6.5	-
Profit before taxes	2	-89	55	-56
Net income	1	-94	36	-58
EPS*, EUR	0.11	-54	0.79	-39
ROE*, %	-	-	10.3	-
ROI*, %	-	-	8.6	-
Dividend proposal, EUR			0.38	-

* Before amortization of goodwill and other intangible assets.

Regional sales and volume development

EUR million	Q4 2003	Sales change*, %	Volume change %	Q1-Q4 2003	Sales change*, %	Volume change %
Europe	271	-2	+2	1,185	+1	+4
Americas	146	+6	+4	600	+1	+1
A-O-A	87	+7	+8	323	+4	+6
Total	504	+2	+4	2,108	+1	+4

* Sales change reported at constant exchange rates (comparable sales)

Sales*

- In Europe, sales volumes increased by 2% in the final quarter. Price/mix nevertheless depressed the comparable sales figure by 4%. Volume and price/mix figures reflected lower sales of flexible packaging.
- In the Americas, volume growth accelerated to 4% in the final quarter and price/mix increased the comparable sales figure by further 2%. Foodservice reported good growth while sales in the Consumer Goods segment were flat.
- Asia, Oceania and Africa reported a 7% comparable sales growth, largely due to brisk growth in Asia.

* Comments based on constant exchange rates.

Profitability

- Earnings before interest, tax and amortization (EBITA) amounted to EUR 23 million in the final quarter compared to EUR 44 million in 2002 (-47%). The full-year EBITA was EUR 137 million compared to EUR 215 million in 2002 (-37%). The EBITA margin was 4.6% of net sales in the final quarter compared to 8.3% in 2002. The full-year EBITA margin was 6.5% compared to 9.6% in 2002.
- Margins in the fourth quarter were impacted both by Americas, where the EBITA margin declined to 1% (6.8%), and by various non-recurring costs.

Outlook

The outlook for 2004 is cautiously optimistic. The company does not foresee significant changes in market demand. Raw materials prices are expected to stay at the current level, or slightly higher, in early 2004, but with less volatility than in 2003. Two factory start-ups are currently ongoing and two more scheduled for the second quarter of 2004. These may have a negative impact on profitability in the first half of the year. Capital expenditure will be under EUR 100 million, clearly below depreciation. Profitability is expected to gradually improve, supported by the good volume growth momentum and efficiency improvements in all regions. Surplus cash will be used to pay down debt.

Dividend proposal

The Board proposes a dividend of EUR 0.38 per share for 2003 (same as in 2002), which corresponds to a payout ratio of 48 % of Net Income before amortization (100 % of Net Income).

Espoo, Finland, February 3, 2004
Huhtamäki Oyj
Board of Directors

Financial Review

In **Europe** the reported net sales declined by 4% to EUR 271 million in the final quarter and by 1% to EUR 1,185 million for the full year. Sales volumes grew by 2% in the quarter, but price/mix (-5%) and currency translations (– 2%) depressed the reported number.

Sales in the Consumer Goods business segment were overall lower than prior year. Only a few segments reported higher sales figures. Volumes and price/mix figures reflect the transfer of approximately annualized EUR 20 million of business from Ronsberg, Germany to the new flexibles joint venture in Natal, Brazil. As part of ongoing efficiency improvements the injection moulding plant in Dourdan, France was closed and production transferred to the nearby plant in Auneau.

In the Foodservice business segment, sales to Catering and Quick Service Restaurants increased. Retail declined slightly. In order to improve cost efficiency, the paper cup manufacturing in Göttingen, Germany was transferred to the new facility in Siemianowice, Poland.

The region's operating profit before amortization (EBITA) amounted to EUR 11 million in the fourth quarter (-39%) and EUR 82 million (-17%) for the full year. The EBITA margin was 4% in the quarter (6.2%) and 6.9% for the full year (8.2%). RONA was 9.9%, compared to 11.6% in 2002.

In the **Americas** net sales declined by 10% to EUR 146 million in the final quarter. Sales volume growth accelerated well, being 4% in the final quarter. Price/mix had a positive effect of 2%, while currency translations depressed the reported figure by -16%. Full-year net sales were EUR 600 million (-16%), with comparable currency sales up by +1% for the year.

The Foodservice business enjoyed strong growth and increased its market share at both Quick Service Restaurants and in Retail. Catering was flat. In Consumer Goods, Ice Cream improved in the last quarter, following softness in recent quarters. During 2003 North America successfully secured new volumes to replace the approx. USD 30 million of business that the region lost in 2002. The rigid plastic plants are expected to run at full capacity by the end of 2004.

The new flexibles joint venture in Brazil reported its first sales figures in the fourth quarter. Also the new films plant in Malvern started deliveries at the end of the quarter as planned.

The region's EBITA amounted to EUR 2 million (-86%) in the final quarter and EUR 20 million (-68%) for the full year. The EBITA margin was 1% in the quarter (6.8%) and 3.4% for the full year (8.8%). The positive impact of new business wins were offset by lower volumes in existing business in the first three quarters, coupled with an unfavorable product mix. The timing of volume changes negatively affected the rigid plastic business. RONA was 3.3%, compared to 8.8% in 2002.

Asia, Oceania and Africa reported fourth quarter net sales of EUR 87 million, 7% above prior. Sales volumes grew by a healthy 8% while price/mix lowered the figure by 1%. Asia continued its strong performance in the fourth quarter with brisk growth across the continent, including India, China, Taiwan, Hong Kong and Thailand. Full-year net sales were flat at EUR 323 million due to currency translations and a weaker first half.

The region's EBITA amounted to EUR 6 million (-34%) in the final quarter and EUR 20 million (-35%) for the full year. The EBITA margin was 6.4% in the quarter compared to 10.4% prior year, and 6.3% for the full year (9.8%). The margins have gradually started to improve as a result of cost base improvements and a more stable manufacturing situation at the Australian rigid plastics plants. RONA was 7.3%, compared to 10.8 in 2002.

The Group EBITA from operations was EUR 18 million (-52%) in the final quarter and EUR 122 million (-37%) for the full year. **EBITA** was EUR 23 million (-47%) in the final quarter. The full-year EBITA was EUR 137 million (-37%). The corresponding figure after amortization (**EBIT**) amounted to EUR 13 million (-61%) in the final quarter and EUR 97 million (-44%) for the full year.

A total amount of EUR 14 million of non-recurring costs has been expensed in the quarter, which is EUR 10 million more than previously announced. The incremental amount includes new dismissal costs of further 110 positions (total reduction 460 positions) as well as other restructuring related charges, write-offs and other items. Including the EUR 4 million expensed in the third quarter, the company has expensed total non-recurring costs affecting EBITA of EUR 18 million in 2003.

Net financial items were EUR 11 million in the quarter, slightly down from a year ago (EUR 12 million). The full-year figure was EUR 43 million, down from EUR 49 million in 2002. **Profit before taxes** in the final quarter amounted to EUR 2 million (-89%) and the corresponding full-year profit to EUR 55 million (-56%).

Taxes declined by EUR 6 million to EUR 1 and minority interest was flat at EUR 1 million, resulting in a **net income** of EUR 1 million (-94%). The full-year net income was 36 million (-58%).

The average number of shares declined from 100.8 million to 96.3 million, due to share repurchases in 2002/early 2003. **Earnings per share** were EUR 0.11 before amortization, compared to EUR 0.24 in 2002, and EUR 0.01 after amortization, compared to EUR 0.13 in 2002. The respective full-year figures were 0.79 before amortization (1.29 in 2002) and 0.38 after amortization (0.86 in 2002).

Return on investment (**ROI**) was 8.6% and return on equity (**ROE**) 10.3%. The figures are before amortizations.

Financial Position

Cash flows from operating activities improved, being EUR 74 million in the final quarter compared to EUR 65 million a year ago. The comparable full-year figures were EUR 189 million and EUR 186 million respectively. **Free Cash Flow** was EUR 26 million in the quarter (EUR -6 million) and EUR 83 million (EUR 57 million) for the full year.

Net debt was EUR 771 million, down by 86 million since the end of 2002. Gearing was 100% compared with 104% in 2002.

Capital expenditure for the quarter amounted to EUR 50 million. The company's total capital expenditure for the year amounted to EUR 113 million, 11% less than in 2002, which equals an investment rate of 109% of depreciation (117%). The above figure excludes capital expenditure related to the reconstruction of the fully insured facilities destroyed by fire in Poland (2000) and Russia (2001). Major projects in 2003, accounting for approximately 30% of the total capital expenditure, were a new films plant in Malvern, U.S., a flexibles joint venture with Dixie Toga in Natal, Brazil, a capacity expansion for the flexibles plant in Ronsberg, Germany, a new flexibles plant in Ho Chi Minh City, Vietnam and a new molded fiber packaging factory in Moscow, Russia. The plants in Brazil and the U.S. commenced production in the fourth quarter, 2003. The plants in Vietnam and Russia are scheduled to start in the second quarter of 2004.

Share Developments

Share prices *

January 2	9.69
March 8	8.00 *low*
September 8	9.84 *high*
December 30	9.35

* closing prices

The Huhtamaki share traded in a range of EUR 8.75 – 9.40 in the fourth quarter and closed the year at EUR 9.35 on December 30. The average daily turnover of the share on the Helsinki Exchanges (HEX) was EUR 1.8 million in 2003. At the end of December, foreign ownership amounted to 23.7% of the outstanding shares (29.4% in 2002). The share buyback program, whereby the company repurchased 5,061,089 own shares or 5% of the shares issue, was completed by the end of February. The shares were repurchased at an average price of EUR 9.19 per share.

Executive developments

Following Mr. Hannu Kottonen's resignation from the company on December 31, Mr. Mikko Kaukoranta (48) was appointed Chief Financial Officer and Executive Committee Member. Mr. Kalle Tanhuanpää, Executive VP Marketing and Development, relocated to North America for the calendar year 2004. Mr. Tanhuanpää will be in charge of the North American Retail business and Latin America, reporting to Executive VP Americas Mark Staton. He will continue in his capacity of an Executive Committee member and will retain certain specific responsibilities in global marketing coordination, reporting to CEO Peltola.

Corporate structure

Huhtamaki has terminated its joint venture with the U.S. packaging technology company EarthShell Corporation.

Efficiency improvements

A series of actions was taken in the third and fourth quarter with the objective to reduce manufacturing costs and improve productivity in several locations. The productivity improvement program, announced in the third quarter, has been extended to include a further reduction of 110 positions. As a consequence of these efficiency improvements a total of 460 positions will be reduced (approx. split of 55% in Europe and 45% in North America). At the end of 2003, approximately 330 positions had been reduced. The remaining 130 will be reduced in 2004, mainly in the first quarter.

Personnel

Huhtamaki had 15,508 employees at the end of December, 401 less than a year earlier. Counted as full-time equivalents the reduction was 479 persons.

Income Statement

EUR million	Q1-Q4 2003	Q1-Q4 2002	Change %	Q4 2003	Q4 2002	Change %
Net sales	2,108.3	2,238.7	-5.8	504.0	526.3	-4.2
EBITDA	239.7	324.3	-26.1	48.5	70.3	-31.0
Operating profit (EBITA)	136.6	215.3	-36.6	23.1	43.9	-47.3
% of net sales	6.5	9.6	-	4.6	8.3	-
EBIT	96.6	172.6	-44.0	13.3	34.0	-60.9
% of net sales	4.6	7.7	-	2.6	6.5	-
Net financial items	-42.7	-48.9	12.6	-11.1	-12.1	8.3
Income of associated companies	0.8	1.0	-20.0	0.1	0.2	-61.4
Profit before taxes	54.8	124.8	-56.1	2.4	22.1	-89.4
Taxes	-15.8	-34.0	53.5	0.8	-7.0	88.6
Minority interest	-2.7	-3.5	22.9	-0.8	-1.2	31.6
Net income	36.3	87.3	-58.4	0.8	13.9	-94.1
Earnings per share (EUR)	0.38	0.86	-55.8	0.01	0.13	-92.3
Earnings per share (EUR) - Diluted	0.38	0.86	-55.8	0.01	0.14	-92.9
Earnings per share before amortization (EUR)	0.79	1.29	-38.8	0.11	0.24	-54.2
Earning per share before amortization (EUR) - Diluted	0.79	1.29	-38.8	0.11	0.24	-54.2

Regions

Net Sales

EUR million	Q1-Q4 2003	Q1-Q4 2002	Change %	Q4 2003	Q4 2002	Change %
Europe	1,185.4	1,201.6	-1.3	270.9	283.6	-4.5
Americas	599.6	714.5	-16.1	145.8	161.2	-9.6
Asia, Oceania, Africa	323.3	322.6	0.2	87.3	81.5	7.1
Total	2,108.3	2,238.7	-5.8	504.0	526.3	-4.2

Intersegment sales is not significant.

EBITA EUR million	Q1-Q4 2003	Q1-Q4 2002	Change %	Q4 2003	Q4 2002	Change %
Europe	81.8	98.6	-17.0	10.8	17.6	-38.6
% of net sales	6.9	8.2	-	4.0	6.2	-
Americas	20.2	62.9	-67.9	1.5	10.9	-86.2
% of net sales	3.4	8.8	-	1.0	6.8	-
Asia, Oceania, Africa	20.4	31.6	-35.4	5.6	8.5	-34.1
% of net sales	6.3	9.8	-	6.4	10.4	-
Total EBITA from operations	122.4	193.1	-36.6	17.9	37.0	-51.6
% of net sales	5.8	8.6	-	3.6	7.0	-
Corporate net	14.2	22.2	-36,0	5.2	6.9	-24.6
Total	136.6	215.3	-36.6	23.1	43.9	-47.4
% of net sales	6.5	9.6	-	4.6	8.3	-

EBIT EUR million	Q1-Q4 2003	Q1-Q4 2002	Change %	Q4 2003	Q4 2002	Change %
Europe	64.8	81.1	-20.1	6.5	13.4	-51.5
% of net sales	5.5	6.7	-	2.4	4.7	-
Americas	3.3	44.0	-92.5	-2.5	6.9	-136.2
% of net sales	0.6	6.2	-	-1.7	4.3	-
Asia, Oceania, Africa	14.3	25.3	-43.5	4.1	6.8	-39.7
% of net sales	4.4	7.8	-	4.7	8.3	-
Corporate net	14.2	22.2	-36,0	5.2	6.9	-24.6
Total	96.6	172.6	-44.0	13.3	34.0	-60.9
% of net sales	4.6	7.7	-	2.6	6.5	-

Balance sheet

EUR million	Dec 31 2003	%	Dec 31 2002	%
ASSETS				
Non-current assets				
Intangible assets	587.2	25.1	652.5	25.9
Tangible assets	869.7	37.2	927.3	36.9
Investments	3.3	0.1	5.8	0.2
Interest bearing receivables	24.5	1.1	30.2	1.2
Deferred tax assets	85.8	3.7	89.5	3.6
Other non-current assets	81.3	3.5	94.3	3.8
	1,651.8	70.7	1,799.6	71.6
Current assets				
Inventory	268.0	11.5	284.8	11.3
Interest bearing receivables	6.4	0.3	8.8	0.3
Trade and other current receivables	384.2	16.5	401.1	16.0
Cash and cash equivalents	24.7	1.1	19.7	0.8
	683.3	29.3	714.5	28.4
Total Assets	2,335.1	100.0	2,514.1	100.0
EQUITY AND LIABILITIES				
Shareholders' equity	755.2	32.3	805.5	32.0
Minority interest	14.8	0.6	14.9	0.6
	770.0	33.0	820.4	32.6
Non-current liabilities				
Interest bearing liabilities	337.2	14.4	425.8	16.9
Deferred tax liabilities	112.7	4.8	120.9	4.8
Provisions	83.4	3.6	102.7	4.1
Other non-current liabilities	149.7	6.4	153.5	6.1
	683.0	29.3	802.9	31.9
Current liabilities				
Interest bearing liabilities	489.4	21.0	489.8	19.5
Provisions	14.5	0.6	11.8	0.5
Other current liabilities	378.2	16.2	389.2	15.5
	882.1	37.8	890.8	35.5
Total Liabilities and Equity	2,335.1	100.0	2,514.1	100.0

	Dec 31 2003	Change %	Dec 31 2002
Net debt	770.8	-10.1	857.0
Net debt to equity (Gearing)	1.00	-	1.04

Cash Flow Statement

EUR million	Q1-Q4 2003	Q1-Q4 2002	Q4 2003	Q4 2002
Net income	**36.3**	**87.3**	**0.8**	**13.9**
Adjustments	192.7	196.0	46.5	46.2
Change in inventory	1.6	-22.5	14.1	17.0
Change in non-interest bearing receivables	-8.7	24.5	16.4	34.8
Change in non-interest bearing payables	25.4	-43.4	7.3	-24.8
Dividends received	1.4	1.6	0.4	0.7
Interest received	5.4	5.3	2.2	2.5
Interest paid	-45.4	-50.9	-9.6	-15.5
Other financial expense and income	-3.9	-2.2	-2.9	-1.5
Paid taxes	-16.2	-9.5	-1.6	-8.9
CASH FLOWS FROM OPERATING ACTIVITIES	**188.6**	**186.1**	**73.6**	**64.5**
Capital expenditure	-117.7	-140.2	-50.0	-67.9
Proceeds from selling other investments	1.5	1.2	1.2	-0.2
Proceeds from selling tangible assets	10.5	9.8	0.9	-1.9
Acquired subsidiaries	-	-2.8	-	-2.8
Taxes on structural changes	-	12.5	-	-0.2
Changes in long-term deposits	5.6	4.3	5.4	4.3
Changes in short-term deposits	2.4	2.0	-3.1	0.4
CASH FLOWS FROM INVESTING	**-97.8**	**-113.2**	**-45.6**	**-68.4**
Proceeds from long-term borrowings	211.6	701.3	-440.8	549.7
Repayment of long-term borrowings	-296.3	-833.5	383.1	-477.3
Proceeds from short-term borrowings	1,563.5	1,897.3	443.7	551.0
Repayment of short-term borrowings	-1,513.4	-1,773.1	-409.9	-589.7
Dividends paid	-36.5	-31.6	-	-
Share repurchases	-14.8	-31.7	-	-26.9
CASH FLOWS FROM FINANCING	**-85.9**	**-71.3**	**-23.9**	**6.8**
CHANGE IN LIQUID ASSETS	**5.0**	**1.5**	**4.2**	**2.8**
Liquid assets period start	19.7	18.2	20.5	16.9
Liquid assets period end	24.7	19.7	24.7	19.7

Changes in shareholders' equity

EUR million	Share Capital	Share issue premium	Treasury Shares	Translation Differencies	Fair Value and other reserves	Retained earnings	Total
TOTAL EQUITY AT 31.12.2001 (FAS)	86.0	343.5	-	76.1	-	369.0	874.6
Effects of Adopting IFRS:							
IAS 12 Income taxes					1.2	15.1	16.3
IAS 17 Leases						19.3	19.3
IAS 19 Employee benefits						-32.8	-32.8
IAS 36 Impairment						-8.6	-8.6
IAS 39 Financial instruments					-3.6	-0.3	-3.9
Other IFRS movements				-76.1		74.1	-2.0
TOTAL ADJUSTED EQUITY AT 1.1.2002	86.0	343.5	-	0.0	-2.4	435.8	862.9
Share issue	258.1	-258.1					0.0
Repurchase of Shares			-34.1				-34.1
Translation differencies				-70.3			-70.3
Cashflow Hedges					-11.9		-11.9
Available-for-Sale investments					-1.5		-1.5
Dividend						-31.6	-31.6
Net income for the period						87.3	87.3
Other changes					4.3	0.4	4.6
BALANCE AT 31.12.2002	344.2	85.4	-34.1	-70.3	-11.6	491.9	805.5
BALANCE AT 31.12.2002	344.2	85.4	-34.1	-70.3	-11.6	491.9	805.5
Repurchase of Shares			-12.4				-12.4
Translation differencies				-40.0			-40.0
Cashflow Hedges					7.6		7.6
Available-for-Sale investments					-0.5		-0.5
Dividend						-36.5	-36.5
Net Income for the period						36.3	36.3
Other changes					-3.3	-1.5	-4.8
BALANCE AT 31.12.2003	344.2	85.4	-46.5	-110.3	-7.7	490.1	755.2

Other key information

	Q1-Q4 2003	Q1-Q4 2002	Change %
Equity per share (EUR)	7.85	8.26	-4.9
ROE, %	5.0	10.7	-53.3
ROI, %	6.2	10.1	-38.6
ROE before amortization, %	10.3	15.7	-34.4
ROI before amortization, %	8.6	12.4	-30.6
Capital expenditure	117.7	140.2	-16.0
Personnel	15,508	15,909	-2.5
Profit before taxes EUR million (12m roll.)	54.8	124.8	-56.1
Depreciation	99.5	106.0	-6.1
Amortization of goodwill and other intangibles	43.7	45.5	-4.0
Free Cash Flow *	82.9	56.9	45.7

(* Cash Flows from Operating Activities + Capital expenditure + Proceeds from selling other investments + Proceeds from selling tangible assets.)

Contingent liabilities

EUR million	Dec 31 2003 Group	Parent	Dec 31 2002 Group	Parent
Mortgages	15.9	14.7	16.0	14.6
Guarantee obligations				
For subsidiaries	-	490.1	-	791.9
For others	8.7	8.7	1.1	1.1
Lease payments	63.0	0.7	61.4	0.8

Nominal values of derivative instruments

EUR million	Dec 31 2003 Group	Dec 31 2002 Group
Currency forwards, transaction risk hedges	44	34
Currency forwards, translation risk hedges	53	70
Currency swaps, financing hedges	81	54
Currency options	0	0
Interest rate forwards and futures contracts, gross	112	150
Interest rate forwards and futures contracts, net	48	11
Interest rate swaps	380	441
Interest rate options	0	0

The following EUR rates have been applied to GBP, INR, AUD and USD

Income statement: Average			Balance sheet: Month end		
Q1-Q4/03	GBP	1=1.445	Dec/03	GBP	1=1.419
	INR	1=0.019		INR	1=0.017
	AUD	1=0.575		AUD	1=0.595
	USD	1=0.884		USD	1=0.792
Q1-Q4/02	GBP	1=1.590	Dec/02	GBP	1=1.537
	INR	1=0.022		INR	1=0.020
	AUD	1=0.576		AUD	1=0.539
	USD	1=1.058		USD	1=0.954

HUHTAMAKI
TAKING PACKAGING FURTHER

Huhtamäki Oyj
Länsituulentie 7, 02100 ESPOO, Finland
Tel +358 9 686 881
Fax +358 9 660 622
www.huhtamaki.com